May 2, 2011

VIA EDGAR

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Attention:	Maryse Mills-Apenteng Division of Corporate Finance

Re:	AlphaPoint Technology, Inc. ("the Company") Registration Statement on Form S-1/A File No. 333-173028 Filed March 24, 2011

Dear Ms. Maryse Mills-Apenteng:

In response to your letter of April 20, 2011 addressed to the Company with your comments on the Company’s Registration Statement on Form S-1, filed March 24, 2011 we herewith transmit the Company’s Amended Registration Statement on Form S-1 in response.  Below, for your ease of reference, are our responses to your comments, which are numbered in a corresponding manner.  For your convenience, we have included each of the Staff’s comments before each of the Company’s responses. References in this letter to "we," "our" or "us" mean the Company as the context may require.  Finally,

Cover Page

1.

Please revise the cover page to clarify that this registration statement constitutes the initial public offering of AlphaPoint Technology’s common stock and disclose the name of your director and sole officer who will sell the common stock.

RESPONSE:

The cover page was revised to clarify that this registration statement constitutes the initial public offering of AlphaPoint Technology’s common stock and to state the name of our director and sole officer who will sell the common stock

Securities and Exchange Commission

5/2/2011

2.

You state that your shares will be sold at a fixed price by the company and the selling shareholders, but that the selling shareholders may sell at other than the fixed price if and when the shares are quoted on an OTC quotation system. Please revise your statement to clarify that there is no guarantee that the shares will ever be quoted on an OTC quotation system. Please revise your statement to clarify that there is no guarantee that the shares will ever be quoted on an OTC quotation system.

RESPONSE:

We revised our disclosure as requested.

Prospectus Summary

3.

Please relocate the introduction paragraph concerning forward-looking statements so that it does not appear in the summary section, which is subject to the plain English requirements of Rule 421(d) of Regulation C.

RESPONSE:

We relocated the paragraph concerning forward-looking statements to the risk factors.

The Offering, page 1.

4.

You state that the price at which the company will offer shares is fixed at $0.10 per share “for the duration of the offering” but you do not discuss here the price at which the selling shareholders will sell their shares. Please revise to clarify, consistent with your cover page disclosure, that the shares will be sold by the company and the selling shareholders at a fixed price of $0.10 per share and if the company’s shares are quoted on the OTCBB, the selling shareholders may sell their shares at that time at prevailing market prices or at privately negotiated prices. Ensure that the disclosure is consistent throughout. Further it appears that you should also include risk factor disclosure addressing the difficulties the issuer will experience in selling its shares in the event the company’s shares are quoted on the OTCBB prior to completing of the offering and selling shareholders are able to dispose of their shares at market prices that fall below the fixed price.

RESPONSE:

We revised the filing to reflect these factors and added a risk factor as suggested.

5.

Given that the offering is a best efforts, self-underwriting offering, it is not appropriate to present information in the prospectus as though all of the shares of common stock will be sold. In this regard, we note your statements throughout the document that the number of shares outstanding after the offering will be 52,400,000 and that you expect to generate net proceeds of $200,000, even though there is no minimum number of shares that must be sold and no assurance that you will sell all of the shares covered by the prospectus. Please revise your document throughout to indicate a range of possible outcomes with respect to the number of shares to be sold, the number of shares outstanding after the offering and the possible proceeds to be generated thereby.

Securities and Exchange Commission

5/2/2011

RESPONSE:

We revised our document to indicate a range of possible outcomes with respect to the number of shares to be sold, the number of shares outstanding after the offering, the possible proceeds generated, and the use of proceeds.

6.

Revise your discussion of the use of proceeds on page 2 so that it clearly and accurately reflects the possibility that the offering may not be subscribed. Consider in this regard disclosing the proceeds to be generated assuming, as you do elsewhere in the document that 25%, 50%, 75%, and 100% of the shares are sold, less the expenses of the offering, as well as revising your discussion as appropriate regarding how the proceeds are to be used.

RESPONSE:

We revised our document to indicate a range of possible outcomes with respect to the proceeds of this offering.

The Offering, page 12

7.

We note the statement that reads: “Following effectiveness of this Registration Statement, if our common stock becomes quoted or traded on the OTC Bulletin Board the price per share of the shares available for purchase through the offering will remain $0.10 for the duration of the offering.” Please clarify that the offering price for the company will remain at $0.10 for the duration, but that this price restriction does not apply to the selling shareholders if and when the common stock is quoted on the OTCBB.

RESPONSE:

We revised our document adding the following to this section: “this price restriction does not apply to the selling shareholders. If the common stock is quoted on the OTCBB, the selling shareholders will be able to dispose of their shares at market prices that rise above or fall below the fixed price of $0.10 per share. Consequently, the issuer may experience difficulties in selling its shares in the event the company’s shares are quoted on the OTCBB prior to completing the Offering. However, there is no guarantee that the shares will ever be quoted on an OTC quotation system.”

The Selling Security Holders, page 12

8.

Please expand your discussion of how the shareholders acquired their shares to include a materially complete description of the transactions by which they received their shares. For example, include a description of the agreements or contracts that controlled the transactions. The consideration each selling shareholder provided for the shares, relevant dates and whether the shares were received in more than one transaction should be disclosed in the content of the discussion. Disclosure of this information is consistent with the requirements that you disclose material relationships between the selling shareholders and the issuer. Refer to Item 507 of Regulation S-K.

Securities and Exchange Commission

5/2/2011

RESPONSE:

Item 507 of Regulation S-K requires that, if any securities to be registered are to be offered for the account of security holders, then we are to (1) name the security holder, (2) indicate the nature of any position, officer or other material relationship the selling security holder has had within the last three years with the registrant or any of its predecessors or affiliates, and (3) state the amount of securities of the class owned by such security holder prior to the offering, (4) the amount to be offered for the security holder’s account, (5) the amount and (if one percent or more) the percentage of the class to be owned by such security holder after completion of the offering.  Our Table 1.0 clearly provided each item required.  Nonetheless, we did revise to specifically state that with respect to the existence of a “Position, office or other material relationship to the Company within last three years” there was “NONE.”  Furthermore, we added footnotes stating that both selling security holder “acquired her shares directly from the Company in a single, private transaction.  She is of legal age, has sole and dispositive rights over the disposal of her shares, and the voting rights attached thereto, and is not directly or indirectly influenced or controlled by our officers and directors.”

Regarding your request for other information about consideration paid and relevant dates, we direct your attention to the section titled “RECENT SALES OF UNREGISTERED SECURITIES” in Part II of the Registration Statement where this “other information” you requested was already properly disclosed.

Description of Securities

Non-Cumulative Voting, page 14

9.

You state that after “this offering is completed, present shareholders will own approximately 96.2% of our outstanding shares.” Consistent with our comments above, it is not appropriate in a best efforts offering to assume that the offering will be fully subscribed. Please revise as appropriate.

RESPONSE:

We revised the disclosure by deleting the last sentence.

Business Description

Overview, page 15

General

10.

Expand your disclosure in the summary and in this section to provide enhanced disclosure of the status of your development. See Item 101(h)(4)(iii) of Regulation S-K .Provide a detailed description of the action and the timing of your planned operations over the next 12 months and how you would use the $3,000,000 you anticipate you will need to carry out your business plan. While we note your table on page 32, you should provide more detailed information about your marketing, advertising, research, and development and hiring plans.

Securities and Exchange Commission

5/2/2011

RESPONSE:

We have revised our filing to expand our disclosure to provide enhanced disclosure of the status of our development, a detailed description of the action and the timing of our planned operations over the next 12 months, and how we would use the $3,000,000.  (During the next 12 months the company will require $1,000,000 in financing to carry out our business plan. The company will require $2,000,000 in additional financing within the following two years to achieve its five year business plan.)

AlphaPoint Technology Partnerships

Technology Partners, page 17

11.

The nature and extent of your relationships with these “industrial technology leaders” is unclear. Please expand your discussion here, and elsewhere in the prospectus as appropriate, to discuss among other things, the material terms of your arrangements with these entities, whether you have any agreements in place, and the revenues generated from your “partnerships” if any.

RESPONSE:

We have revised our filing to reflect that AlphaPoint had to apply (online) for each of these Technology Partnerships. The applications required a variety of information about AlphaPoint covering such topics as technology, sales and marketing. Each Technology Partner then submitted AlphaPoint’s application through an internal approval process to determine fitness. In some cases, such as Rackspace, this entailed conference calls to provide more detail.

Size of Market, page 20

12.

We note that you cite projected growth numbers for 2009. Please tell us what consideration you gave to updating these projections or removing them altogether in the event you are unable to determine the current market. Further, please provide us with copies of the relevant portion of the reports you cite and tell us whether the projections for 2009 by Forrester Wave were accurate and whether an updated report for 2010 and/or 2011 was produced. In addition, please remove references to third-party websites from your document.

RESPONSE:

We have removed the reference to the size of market from our filing.

Management, page 20

13.

Please revise your filing to include the five-year business experience for each officer and director, including the dates of employment for each position held during that period. Refer to Item 401(e) of Regulation S-K.

Securities and Exchange Commission

5/2/2011

RESPONSE:

We have revised our filing to include the five-year business experience for each officer and director, including the dates of employment for each position held during that period.

14.

It appears that you have included an unedited resume for Kimberly March Crew. Please revise to include a brief description of her background that is consistent with the requirements of Item 401(e). In addition, please remove from the document the descriptions of the businesses that make up the Lighthouse Conglomerate and the related third-party websites, which appear to be unrelated to your filing.

RESPONSE:

We revised the resume for Kimberly March Crew.

15.

Please revise the organization chart on page 24 so that it is clear from the chart that none of the persons listed, other than Gary Macleod, is an officer or employee of the company and identify the persons serving as consultants to the company. Disclose the number of hours per week, on average, all persons listed in the organization chart other than Mr. Macleod devote to the company. In addition, please disclose the source of the chart on page 26 and provide us with a copy of the source material.

RESPONSE:

We revised the organization chart on page 24 to clarify that none of the persons listed, other than Gary Macleod, is an officer or employee of the company and identified the persons serving as consultants to the company. We disclosed weekly hours all persons listed in the organization chart. In addition, we disclosed that we (AlphaPoint) are the source of the chart.

Research and Development, page 27

16.

We note your statement about aggregate R&D costs since inception. However, revise to estimate the amount spent during each of the last two fiscal years on research and development activities, and if applicable, the extent to which the cost of such activities is borne directly by customers. See Item 101(h)(1)(x) of Regulation S-K.

RESPONSE:

We have included the following statement in our amended S-1:

During the prior two years we spent approximately $120,805 and $141,000 in research and development costs for the years 2009 and 2010, of which $120,775 of the 2009 costs were capitalized during the period subsequent to the determination of technological feasibility and prior to our product launch (marketing).  We have borne all costs associated with the software development, as our product was not customer specific and no rights have been shared.

Securities and Exchange Commission

5/2/2011

Description of Property, page 28

17.	It appears that your lease should be filed as an exhibit. Please advise or file the lease. See Item 601(b)(10)(ii)(D) of Regulation S-K.

RESPONSE:

The Company initially signed a (1) one year lease on October 23, 2008. The company had three one (1) options to the lease. The option was never fully executed and the company has been month-to-month since October 2009.  We included a copy of the lease as Exhibit 99.2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 30

18.

Please revise to disclose the number of months your current cash resources will permit you to conduct operations. Also, revise to disclose the estimated amount of funds that you will need in order to continue your operations for the next twelve months and provide risk factor disclosure that specifically addresses your current liquidity position.

RESPONSE:

We are including the following statement in the Liquidity and Capital Resources section:

Our current cash is not considered, by management, sufficient to sustain our operations for the next twelve months.  We have depended and continue to depend on funding from our majority shareholder to meet any shortfall in meeting our obligations.  We expect to generate revenue during the year, minimizing our need for support; however we will require capital to market our product and achieve our operating plan.  In the absence of generating revenue, we anticipate that we will require approximately $112,000 (based on our 2009 operations, less amounts collected from our accounts receivable at year end 2010).  Risk factors resulting from our current deficiencies of liquidity and capital resources include, but not limited to: technology advancements may render our program obsolete; competition with greater resources may develop alternative options; and retaining and hiring employees for sales and development.

Projection Information, page 33

19.

We note that you have provided projected income statements, balance sheets and cash flow statements for a period of five years. Inclusion of such projections requires that you have a reasonable basis for assessing future performance. Given that you were formed in 2008, sold your first products in 2010 and your auditors have issued a going concern opinion on your December 31, 2010 financial statements, please tell us how you determined that presentation of projections beyond the next twelve months is appropriate. In this regard, it would not appear that you have a history of operations or experience sufficient to meet the “reasonable basis” requirement. Please tell us if there is another reasonable basis on which you have projected these amounts. If no such basis exists, please remove these presentations from your filing.

Securities and Exchange Commission

5/2/2011

RESPONSE:

We have revised our filing to remove projection information.

Certain Relationships and Related Transactions, page 41

20.

Revise to include all the information required by Item 404(d) of Regulation S-K including the names of the individuals that provided the advances, the amounts advanced by each since inception to date, and the terms under which such advances were made. Please also provide the disclosure required by paragraph (c) of Item 404, which is also applicable to you pursuant to Item 404(d)(2) of Regulation S-K.

RESPONSE:

We have revised our statement, referred to above, as follows:

We received advances to fund our operating needs in the amount of $ 716,556 as of December 31, 2010. The amounts were comprised of $146,406 from Gary Macleod, the majority shareholder; $290,150 from Marion LaSala, a beneficial shareholder; and $280,000 from AJL, a company owned by the husband of Marion LaSala.  These obligations have not been formalized by promissory notes or other writing.  Terms have not been defined; however, the Company recognizes the nature of the financing and is accruing interest at the lowest legal interest rate, the Applicable Federal Rate, currently at 2.72% interest rate.  There are no other relationships or related party transactions.

Notes to the Financial Statements

Note 1. Nature of Operations and Significant Accounting Policies

Accounts Receivable, Credit, page F-8

21.

We note your disclosure on page 29 that “in 2010, [y]our initial year of product sales” your billings were $116,301. We also note from your balance sheet that accounts receivable totaled $54,705 as of December 31, 2010. Please expand your disclosures within this section and within the Liquidity and Capital Resources section and revenue recognition disclosures as appropriate to include a discussion of your standard payment terms and how they impact your liquidity. Your response should also include an analysis of how your payment terms and rate of collections impact your revenue recognition.

Securities and Exchange Commission

5/2/2011

RESPONSE:

We are including the following statement in the Liquidity and Capital Resources section:

Our sales offerings are customer specific, based on contract.  Generally, our installation projects are short term.  Our invoicing and credit terms are standard, with a negotiated amount as a down payment, to be received by the installation date, balance payable within 30 days.  The significance of our requested down payment is weighted in our revenue recognition considerations, as is our contracts.  We do not have a long history of sales and therefore consider creditworthiness of our customer in our revenue recognition (when collections are reasonably assured).  We have not experienced any bad debts or allowances on our contracted pricings.

Additionally, our receivables were received, in full, subsequent to the year end and within reasonable or acceptable time of our stated 30 day terms (44 days).

Revenue recognition, page F-9

22.

We note that you recognize revenue by allocating revenue in multiple element arrangements based on the “sales price” of the software or maintenance contract. Please tell us how you determined that your revenue recognition policies are consistent with ASC 985-605-25-6. In this regard, please clarify how your allocations comply with the requirement that revenue allocation in multiple element arrangements is to be based on vendor-specific objective evidence of fair value (VSOE), regardless of any separate prices stated in the contract for each element. As part of your response, please tell us the following:

•	The dates of your first sales of software and maintenance.
•	Whether software is ever sold without maintenance.
•	The length of the maintenance agreement terms and whether you have had any renewals of your agreements to date.

RESPONSE:

Our term of “sales price” is our standard listed price, which we (management) believe to be market value.  Any negotiated terms (discounts) have been applied ratably to our component list price, in determining our revenue elements.  We believe that we have properly applied ASC 985-605-25-6 in our revenue recognition process.  (a) Our first sale of software and maintenance was recorded January 27, 2010. (b) We have not, to date, sold our product separately.  We have not, to date, sold our product without a maintenance component. (c) Our general maintenance term is one year from the date of installation.  We have not had renewal of our maintenance agreements. We have not reviewed any maintenance contracts.

Securities and Exchange Commission

5/2/2011

Recent Sales of Unregistered Securities, page II-1

23.

Amend your filing to include all the information required to be disclosed pursuant to Item 701(d) of Regulation S-K. Where you have limited your discussion to the statement that you relied on Section 4(2), you should state briefly the facts relied upon, including whether the purchasers were accredited or sophisticated and, if the latter, the information afforded to them. In addition, with respect to the January 31, 2011 transaction, please disclose the number of new investors to whom the shares were sold.

RESPONSE:

We revised the disclosure as requested.

Exhibits, page II-2

24.

We note that the opinion provided opines solely on the shares registered in the primary offering. Please also provide an opinion of counsel as to the legality of the shares being offered by the selling shareholders.

RESPONSE:

Counsel revised the opinion to also opine as to the legality of the shares being offered by the selling shareholders.

Undertakings, Page II-2

25.	It appears that you omitted the undertaking required by Item 512(a)(5)(i) or (ii) as well as Item 512(h) of Regulation S-K. Please revise or advise.

RESPONSE:

We revised the filing to include all the undertakings required.

Signatures

26.	Your registration statement must be signed by at least a majority of your directors. Please revise accordingly. Refer to Instruction 1 to the Signatures section of Form S-1

RESPONSE:

We revised our filing to have a majority of our directors sign the registration statement.

Securities and Exchange Commission

5/2/2011

We trust that you will find the foregoing responsive to the comments of the Staff.  Please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at (941) 723-7564, facsimile 941.531.4935, or e-mail at diane@harrisonlawpa.com.

Sincerely,

/s/ DIANE J. HARRISON

Diane J. Harrison, Esq.

Enclosure(s):

     1.   AlphaPoint Technology, Inc. Form S-1/A-1 Registration Statement

     2.   Revised Exhibit 5 Opinion and Consent of Counsel

     3.   Updated Exhibit 23 Auditor Consent

     4.   Exhibit 99.2 Lease